EXHIBIT 99.1

Brookfield Infrastructure Reports Strong 2022 Year-End Results

Brookfield Infrastructure Announces 14th Consecutive Distribution Increase

BROOKFIELD, NEWS, Feb. 02, 2023 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (Brookfield Infrastructure, BIP, or the Partnership) (NYSE: BIP; TSX: BIP.UN) today announced its results for the fourth quarter ended December 31, 2022.

“2022 was another successful year for Brookfield Infrastructure. We achieved organic growth exceeding our target range, recorded our highest quarterly FFO per unit, secured outsized capital deployment and replenished our capital backlog,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “We begin this year in a strong position to capitalize on attractive new investment opportunities amidst market uncertainty.”

	For the three months ended December 31		For the twelve months ended December 31
US$ millions (except per unit amounts), unaudited[1]	2022	2021	2022	2021
Net income attributable to the partnership[2]	$48	$138	$407	$1,093
– per unit[3,4]	(0.03)	0.09	0.14	1.16
FFO[5]	556	486	2,087	1,733
– per unit[4,6]	0.72	0.65	2.71	2.42

For the year ended December 31, 2022, we reported net income attributable to the partnership of $0.4 billion compared to $1.1 billion for the prior year. Current year results benefited from contributions associated with recent acquisitions, organic growth across our base business and gains from our corporate foreign currency hedging programs. In the prior year, dispositions of several businesses contributed approximately $1.1 billion of gains, most notably our district energy platform.

Funds From Operations (or FFO) of $2.1 billion for the year reflects a 20% increase compared to 2021. Results benefited from organic growth for the year of 10%, capturing elevated inflation in the countries where we operate and volume growth across the majority of our critical infrastructure networks. During the year we commissioned over $1 billion of new capital projects that are now contributing to earnings, as well as deployed a further $1 billion into new acquisitions that favorably impacted results.

Segment Performance

The following table summarizes FFO by segment:

	For the three months ended December 31		For the twelve months ended December 31
US$ millions, unaudited	2022	2021	2022	2021
FFO by segment
Utilities	$188	$167	$739	$705
Transport	207	185	794	701
Midstream	205	183	743	492
Data	61	60	239	238
Corporate	(105)	(109)	(428)	(403)
FFO	$556	$486	$2,087	$1,733

The utilities segment generated FFO of $739 million, compared to $705 million in the prior year, an increase of 5%. This growth reflects an average inflation indexation of 8% that positively impacted almost our entire asset base, and the contribution associated with $485 million of capital commissioned into our rate base. Results also improved from the contribution of two recently completed Australian utility acquisitions. Partially offsetting these results were the impact of higher borrowing costs at our Brazilian utilities because of higher interest rates and incremental debt, as well as the sale of our North American district energy platform completed during 2021.

FFO for the transport segment was $794 million, compared to $701 million in the prior year, an increase of 13%. Results primarily benefited from inflationary tariff increases across all our businesses, higher volumes supported by strong economic activity surrounding our networks, and the commissioning of approximately $400 million in capital expansion projects during the year. Prior year results included a full contribution from our North American container terminal that we sold in June.

FFO for the midstream segment totaled $743 million, compared to $492 million in the previous year. This step-change is a function of the acquisition of our diversified Canadian midstream operation that we completed in the fourth quarter of 2021. Results for the base businesses improved due to elevated commodity prices, which led to increased utilization and higher market sensitive revenues.

The data segment generated FFO of $239 million, consistent with the prior year. Our underlying data businesses performed well as they continue to benefit from increasing customer utilization and network densification requirements. Growth was driven by additional points-of-presence and inflationary tariff escalators across our portfolio. These positive effects were partially offset by the impact of foreign exchange on our euro and Indian rupee denominated cash flows.

Update on Strategic Initiatives

Capital deployment in 2022 built on the record deployment of 2021. Over this two-year period, Brookfield Infrastructure deployed over $5 billion into new assets. During 2022, we secured $2.9 billion of investments across five transactions that are now closed and will begin contributing to results this year. We also entered into a partnership to construct a state-of-the-art semiconductor foundry in the U.S. This innovative transaction has added approximately $4 billion to our capital backlog and pioneered a new investment structure to deploy our large-scale and flexible capital.

With our 2022 deployment behind us, we have replenished our investment pipeline. In addition to evaluating several corporate carve outs, a large component of our investment pipeline is comprised of public-to-private opportunities.

On the capital recycling front, we are focused on closing the sale of our Indian toll road portfolio and the sale of our 50% owned freehold landlord port in Victoria, Australia. After the previous sale did not receive regulatory approval, we signed a binding agreement to sell the port to a reconstituted consortium for A$1.2 billion, which was at a 30x 2022 EBITDA multiple. Closing of these transactions is anticipated to occur in the first half of 2023, with net proceeds to BIP of approximately $260 million. We are also progressing several advanced stage sales processes and we recently launched the next round of asset sales that we expect will garner significant interest in light of the current economic environment. Together, these processes should generate over $2 billion of net proceeds for the partnership this year.

Distribution and Dividend Increase

The Board of Directors has declared a quarterly distribution in the amount of $0.3825 per unit, payable on March 31, 2023 to unitholders of record as at the close of business on February 28, 2023. This distribution represents a 6% increase compared to the prior year. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 9, Series 11, Series 13 and Series 14 have also been declared, as well as the capital gains dividend for BIP Investment Corporation Senior Preferred Shares, Series 1. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BIPC has declared an equivalent quarterly dividend of $0.3825 per share, also payable on March 31, 2023 to shareholders of record as at the close of business on February 28, 2023.

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s Fourth Quarter 2022 Results, as well as Letter to Unitholders and Supplemental Information, at https://bip.brookfield.com.

To participate in the Conference Call today at 9:00am EST, please pre-register at https://register.vevent.com/register/BIb7aebeae66fd45fdb3dacfd3394736dc. Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/p/qyk4nr3o.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Corporation, a global alternative asset manager with approximately $800 billion of assets under management. For more information, go to https://www.brookfield.com.

Contact Information

Media Sebastien Bouchard Vice President, Communications Tel: +1 (416) 943-7937 Email: sebastien.bouchard@brookfield.com	Investor Relations Stephen Fukuda Vice President, Corporate Development & Investor Relations Tel: +1 (416) 956-5129 Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable securities laws. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the three-for-two split of BIP and BIPC’s respective units and shares, and may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.

Any statements contained herein with respect to tax consequences are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any person, and no representation with respect to tax consequences is made. Unitholders and shareholders are urged to consult their tax advisors with respect to their particular circumstances.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

  Please refer to page 11 for results of Brookfield Infrastructure Corporation.
  Includes net income attributable to limited partners, the general partner, and non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.
  Average number of limited partnership units outstanding on a time weighted average basis for the three and twelve-month periods ended December 31, 2022 were 458.3 million and 458.1 million, respectively (2021: 450.4 million and 445.1 million).
  On June 10, 2022, Brookfield Infrastructure completed a three-for-two stock split of BIP units, BIPC exchangeable shares, Exchange LP Units, and BIPC exchangeable LP units, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. Brookfield Infrastructure’s preferred units were not affected by the stock split. All historical unit and share counts, as well as per unit/share disclosures have been adjusted to effect for the change in units due to the stock split.
  We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market on hedging items and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. FFO includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of net income to FFO is available on page 9 of this release. Readers are encouraged to consider both measures in assessing our company’s results.
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and twelve-month periods ended December 31, 2022 were 771.3 million and 771.2 million, respectively (2021: 752.6 million and 714.8 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of December 31
US$ millions, unaudited	2022	2021

Assets
Cash and cash equivalents	$1,279	$1,406
Financial assets	785	477
Property, plant and equipment and investment properties	37,991	39,310
Intangible assets and goodwill	20,611	23,193
Investments in associates and joint ventures	5,325	4,725
Deferred income taxes and other	6,978	4,850
Total assets	$72,969	$73,961

Liabilities and partnership capital
Corporate borrowings	$3,666	$2,719
Non-recourse borrowings	26,567	26,534
Financial liabilities	2,067	3,240
Deferred income taxes and other	15,115	15,077

Partnership capital
Limited partners	5,372	5,702
General partner	27	31
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	2,263	2,408
Exchangeable units/shares[1]	1,361	1,454
Perpetual subordinated notes	293	—
Interest of others in operating subsidiaries	15,320	15,658
Preferred unitholders	918	1,138
Total partnership capital	25,554	26,391
Total liabilities and partnership capital	$72,969	$73,961
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC exchangeable LP units and Exchange LP units

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three months ended December 31		For the twelve months ended December 31
US$ millions, except per unit information, unaudited	2022	2021	2022	2021

Revenues	$3,708	$3,252	$14,427	$11,537
Direct operating costs	(2,702)	(2,375)	(10,510)	(8,247)
General and administrative expense	(95)	(113)	(433)	(406)
	911	764	3,484	2,884
Interest expense	(497)	(383)	(1,855)	(1,468)
Share of (losses) earnings from associates and joint ventures	(13)	(13)	12	88
Mark-to-market on hedging items	(62)	84	202	80
Other income	91	91	92	1,749
Income before income tax	430	543	1,935	3,333
Income tax (expense) recovery
Current	(104)	(115)	(474)	(374)
Deferred	(31)	36	(86)	(240)
Net income	295	464	1,375	2,719
Non-controlling interest of others in operating subsidiaries	(247)	(326)	(968)	(1,626)
Net income attributable to partnership	$48	$138	$407	$1,093

Attributable to:
Limited partners	$(7)	$50	$101	$556
General partner	60	56	240	210
Non-controlling interest
Redeemable partnership units held by Brookfield	(3)	20	42	229
Exchangeable units/shares[1]	(2)	12	24	98
Basic and diluted (loss) earnings per unit attributable to:
Limited partners[2]	$(0.03)	$0.09	$0.14	$1.16
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC exchangeable LP units and Exchange LP units.
  Average number of limited partnership units outstanding on a time weighted average basis for the three and twelve-month periods ended December 31, 2022 were 458.3 million and 458.1 million, respectively (2021: 450.4 million and 445.1 million). Earnings per limited partnership unit for the three and twelve-month periods ended December 31, 2021 were adjusted to reflect the impact of the stock split.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended December 31		For the twelve months ended December 31
US$ millions, unaudited	2022	2021	2022	2021

Operating Activities
Net income	$295	$464	$1,375	$2,719
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	353	84	563	69
Depreciation and amortization expense	542	550	2,158	2,036
Mark-to-market on hedging items, provisions and other	96	(168)	(147)	(1,768)
Deferred income tax expense (recovery)	31	(36)	86	240
Change in non-cash working capital, net	(331)	(329)	(904)	(524)
Cash from operating activities	986	565	3,131	2,772

Investing Activities
Net (investments in) proceeds from:
Operating and held for sale assets	32	(53)	(281)	361
Associates	—	—	(589)	412
Long-lived assets	(660)	(680)	(2,734)	(1,982)
Financial assets	34	229	61	17
Net settlements of foreign exchange contracts	65	28	178	19
Cash used by investing activities	(529)	(476)	(3,365)	(1,173)

Financing Activities
Distributions to limited and general partners	(353)	(331)	(1,418)	(1,257)
Net (repayments) borrowings:
Corporate	(187)	(713)	1,124	(456)
Subsidiary	883	(64)	2,493	2,011
Deposit repaid to parent	—	—	—	(545)
Net preferred units redeemed	—	—	(243)	(12)
Partnership units issued	2	1,064	13	1,073
Settlement of deferred consideration	—	—	(1,224)	(191)
Net capital provided to non-controlling interest	(226)	(163)	(458)	(843)
Lease liability repaid and other	(464)	(474)	(231)	(775)
Cash (used by) from financing activities	(345)	(681)	56	(995)

Cash and cash equivalents
Change during the period	$112	$(592)	$(178)	$604
Cash reclassified from (to) held for sale	94	161	(37)	—
Impact of foreign exchange on cash	20	(3)	88	(65)
Balance, beginning of period	1,053	1,840	1,406	867
Balance, end of period	$1,279	$1,406	$1,279	$1,406

Brookfield Infrastructure Partners L.P.
Reconciliation of Net Income to Funds from Operations

	For the three months ended December 31		For the twelve months ended December 31
US$ millions, unaudited	2022	2021	2022	2021

Net income	$295	$464	$1,375	$2,719
Add back or deduct the following:
Depreciation and amortization	542	550	2,158	2,036
Share losses (earnings) from investments in associates and joint ventures	13	13	(12)	(88)
FFO contribution from investments in associates and joint ventures[1]	238	202	886	745
Deferred tax expense (recovery)	31	(36)	86	240
Gain on disposition of subsidiaries, associates and joint ventures[2]	(32)	(246)	(107)	(2,118)
Mark-to-market on hedging items	62	(84)	(202)	(80)
Other expense[3]	3	202	251	533
Consolidated Funds from Operations	1,152	1,065	4,435	3,987
FFO attributable to non-controlling interests[4]	(596)	(579)	(2,348)	(2,254)
FFO	$556	$486	$2,087	$1,733

.

  FFO contribution from investments in associates and joint ventures correspond to the FFO attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method.
  Gains on disposition of subsidiaries, associates, and joint ventures are presented net of gains/losses relating to foreign currency translation reclassified from accumulated comprehensive income to other income (expense) on the Consolidated Statement of Operating Results.
  Other expense corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other income/expenses excluded from FFO primarily includes gains on the disposition of subsidiaries, associates and joint ventures, acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, and gains or losses on debt extinguishment.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per Unit

	For the three months ended December 31		For the twelve months ended December 31
US$, unaudited	2022	2021	2022	2021

Earnings (loss) per limited partnership unit[1]	$(0.03)	$0.09	$0.14	$1.16
Add back or deduct the following:
Depreciation and amortization	0.41	0.43	1.66	1.60
Deferred taxes and other items	0.34	0.13	0.91	(0.34)
FFO per unit[2]	$0.72	$0.65	$2.71	$2.42
  Average number of limited partnership units outstanding on a time weighted average basis for the three and twelve-month periods ended December 31, 2022 were 458.3 million and 458.1 million, respectively (2021: 450.4 million and 445.1 million). Earnings per limited partnership unit for the three and twelve-month periods ended December 31, 2021 were adjusted to reflect the impact of the stock split.
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and twelve-month periods ended December 31, 2022 were 771.3 million and 771.2 million, respectively (2021: 752.6 million and 714.8 million)

Notes:

The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Corporation Reports Strong 2022 Year-End Results
& Announces Dividend Increase

The Board of Directors of Brookfield Infrastructure Corporation (“BIPC” or our “company”) (NYSE, TSX: BIPC) today has declared a quarterly dividend in the amount of $0.3825 per class A exchangeable subordinate voting share of BIPC (a “Share”), payable on March 31, 2023 to shareholders of record as at the close of business on February 28, 2023. This dividend represents a 6% increase compared to the prior year. This dividend is identical in amount per Share and has identical record and payment dates to the quarterly distribution announced today by BIP on its units.

The Shares of BIPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Infrastructure Partnership L.P. (“BIP” or the “Partnership”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BIP’s units and each Share being exchangeable at the option of the holder for one BIP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BIP’s units and the combined business performance of our company and BIP as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review BIP’s letter to unitholders, supplemental information and its other continuous disclosure filings. BIP’s letter to unitholders and supplemental information are available at https://bip.brookfield.com. Copies of the Partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.

Results

The net income and Funds from Operations1 (FFO) of BIPC are captured in the Partnership’s financial statements and results.

BIPC reported net income of $1.6 billion compared to $27 million in the prior year. Current earnings benefited from organic growth across our portfolio, as well as a $1.1 billion revaluation gain on our Shares that are classified as liabilities under IFRS. Additionally, the prior year included a revaluation loss of $0.4 billion on our Shares and a higher income tax expense related to a previous increase in the future U.K. tax rate.

Our business generated FFO of $456 million for the year, representing a 5% increase compared to the prior year. FFO benefited from inflation-indexation at our Brazilian gas transmission business and capital commissioned into rate base, as well as higher connections activity at our U.K. regulated distribution business. FFO further benefited from the acquisition of our Australian regulated utility earlier this year. These benefits were partially offset by an increase in financing costs and an increase in the base management fee.

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the three-for-two split of BIP’s and BIPC’s respective units and Shares, the impact of the market price of BIP’s units and the combined business performance of our company and BIP as a whole on the market price of the Shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by BIPC with the securities regulators in Canada and the United States including “Risk Factors” in BIPC’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

  We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market on hedging items and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. We exclude from FFO dividends paid on the exchangeable shares of our company that are presented as interest expense, as well as the interest expense on loans payable to the partnership which represent the partnership’s investment in our company. We also exclude from FFO amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. FFO excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of net income to FFO is available on page 16 of this release. Readers are encouraged to consider both measures in assessing our company’s results.

Brookfield Infrastructure Corporation
Consolidated Statements of Financial Position

	As of December 31
US$ millions, unaudited	2022	2021

Assets
Cash and cash equivalents	$445	$469
Due from Brookfield Infrastructure	566	1,093
Property, plant and equipment	4,718	4,803
Intangible assets	2,847	2,687
Investments in associates	428	—
Goodwill	518	489
Deferred tax asset and other	656	545
Total assets	$10,178	$10,086

Liabilities and Equity
Accounts payable and other	$781	$605
Loans payable to Brookfield Infrastructure	26	131
Exchangeable and class B shares	3,426	4,466
Non-recourse borrowings	4,577	3,556
Financial liabilities	72	995
Deferred tax liabilities and other	1,657	1,757

Equity
Equity in net assets attributable to the Partnership	(1,119)	(2,127)
Non-controlling interest	758	703
Total equity	(361)	(1,424)
Total liabilities and equity	$10,178	$10,086

Brookfield Infrastructure Corporation
Consolidated Statements of Operating Results

	For the three months ended December 31		For the twelve months ended December 31
US$ millions, unaudited	2022	2021	2022	2021

Revenues	$492	$414	$1,886	$1,643
Direct operating costs	(156)	(104)	(542)	(526)
General and administrative expense	(15)	(17)	(69)	(49)
	321	293	1,275	1,068

Interest expense	(152)	(86)	(544)	(294)
Share of earnings from investments in associates	—	—	4	—
Remeasurement of exchangeable and class B shares	542	(279)	1,058	(447)
Mark-to-market and other income (expense)	24	(9)	88	105
Income (loss) before income tax	735	(81)	1,881	432
Income tax (expense) recovery
Current	(88)	(70)	(341)	(234)
Deferred	15	(14)	79	(171)
Net income (loss)	$662	$(165)	$1,619	$27

Attributable to:
Partnership	$565	$(269)	$1,094	$(368)
Non-controlling interest	97	104	525	395

Brookfield Infrastructure Corporation
Consolidated Statements of Cash Flows

	For the three months ended December 31		For the twelve months ended December 31
US$ millions, unaudited	2022	2021	2022	2021

Operating Activities
Net income (loss)	$662	$(165)	$1,619	$27
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	7	—	29	—
Depreciation and amortization expense	52	26	211	236
Mark-to-market on hedging items and other	1	22	(2)	(77)
Remeasurement of exchangeable and class B shares	(542)	279	(1,058)	447
Deferred income tax (recovery) expense	(15)	14	(79)	171
Change in non-cash working capital, net	159	44	173	35
Cash from operating activities	324	220	893	839

Investing Activities
Disposal of subsidiaries, net of cash disposed	—	—	—	817
Investment in associates	—	—	(455)	—
Purchase of long-lived assets, net of disposals	(146)	(110)	(521)	(415)
Purchase of financial assets and other	—	—	(71)	(76)
Cash (used by) from investing activities	(146)	(110)	(1,047)	326

Financing Activities
Exchangeable shares issued	—	128	—	128
Net capital provided to non-controlling interest	(36)	(52)	(448)	(708)
Proceeds from borrowings, net of repayments	30	(114)	1,550	(288)
Settlement of deferred consideration	—	—	(1,106)	—
Cash (used by) from financing activities	(6)	(38)	(4)	(868)

Cash and cash equivalents
Change during the period	$172	$72	$(158)	$297
Impact of foreign exchange on cash	8	(9)	134	(20)
Balance, beginning of period	265	406	469	192
Balance, end of period	$445	$469	$445	$469

Brookfield Infrastructure Corporation
Reconciliation of Net Income to Funds from Operations

	For the three months ended December 31		For the twelve months ended December 31
US$ millions, unaudited	2022	2021	2022	2021

Net income (loss)	$662	$(165)	$1,619	$27
Add back or deduct the following:
Depreciation and amortization	52	26	211	236
Share of earnings from investments in associates	—	—	(4)	—
FFO contribution from investments in associates(1)	13	—	52	—
Deferred income tax (recovery) expense	(15)	14	(79)	171
Mark-to-market on hedging items and foreign currency revaluation	(11)	9	(49)	11
Gain on disposition of subsidiaries(2)	—	—	—	(175)
Other (income) expenses(3)	(2)	11	22	74
Remeasurement of exchangeable and class B shares	(542)	279	(1,058)	447
Dividends classified as interest expense and interest expense on intercompany loans	39	37	158	147
Consolidated Funds from Operations	196	211	872	938
FFO attributable to non-controlling interests(4)	(77)	(109)	(416)	(502)
FFO	$119	$102	$456	$436

1. FFO contribution from investments in associates correspond to the FFO attributable to our company that are generated by its investments in associates accounted for using the equity method.

2. Gains on disposition of subsidiaries are presented net of gains/losses relating to foreign currency translation reclassified from accumulated comprehensive income to other income (expense) on the Consolidated Statement of Operating Results.

3. Other (income) expenses correspond to amounts that are not related to the revenue earnings activities and are not normal, recurring cash operating items necessary for business operations. Other (income) expenses excluded from FFO primarily include fair value remeasurement gains/losses and accretion expense on deferred consideration.

4. Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our company is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to the partnership.